INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9

www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in thousands of US dollars
(Unaudited)

		As at	As at
	Note	September 30, 2020	December 31, 2019
		$	$

ASSETS

Current
Cash and cash equivalents		237,260	14,584
Marketable securities		55,149	8,082
Amounts receivable		1,032	327
Prepaid expenses		2,836	299

Total current assets		296,277	23,292

Property and equipment		1,521	2,115

Total non-current assets		1,521	2,115

Total assets		297,798	25,407

LIABILITIES

Current
Accounts payable and accrued liabilities		12,968	12,754
Other current liabilities		233	773

Total current liabilities		13,201	13,527

Warrant liability	4	99,671	11,223
Other liabilities		637	825

Total non-current liabilities		100,308	12,048

Total liabilities		113,509	25,575

EQUITY (DEFICIENCY)
Common shares	5	494,201	150,943
Series I preferred shares	5	-	2,348
Series II preferred shares	5	19,540	22,316
Contributed surplus		41,979	22,652
Deficit		(364,003)	(190,999)
Accumulated other comprehensive loss		(7,428)	(7,428)

Total equity (deficiency)		184,289	(168)

Total liabilities and equity (deficiency)		297,798	25,407

Commitments and contingencies [note 9]

See accompanying notes to the interim condensed consolidated financial statement

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of US dollars, except per share amounts
(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
		$	$	$	$

REVENUE	6	-	99	115	124

EXPENSES
Research and development	7	5,046	6,295	15,186	21,779
General and administrative	8	1,261	1,044	26,506	2,485
Impairment of intangible assets		-	2,952	-	2,952

Operating expenses		6,307	10,291	41,692	27,216

Loss from operating activities		6,307	10,192	41,577	27,092

Finance income		(485)	(161)	(1,345)	(501)
Finance costs		35	47	123	134
Net foreign currency loss (gain)		(5)	(176)	(95)	619
Revaluation of warrant liability, net	4	44,664	(372)	132,684	(4,947)

Net finance costs (income)		44,209	(662)	131,367	(4,695)

Loss before income taxes		50,516	9,530	172,944	22,397

Current income tax expense		9	13	60	24

Net loss for the period		50,525	9,543	173,004	22,421

Other comprehensive loss

Impact of change in presentation currency		-	211	-	(801)

Comprehensive loss for the period		50,525	9,754	173,004	21,620

Basic and diluted loss per common share	5(b)	0.58	0.34	2.19	0.93

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in thousands of US dollars
(Unaudited)

	Common shares			Series I preferred shares			Series II preferred shares				Contributed surplus		Accumulated other comprehensive loss		Deficit		Total
	#		$	#		$	#		$		$		$		$		$
	(note 5)			(note 5)					(note 5)		(note 5)

Balance, December 31, 2019	28,938,831		150,943	17,171,541		2,348	8,868,403		22,316		22,652		(7,428)		(190,999)		(168)
Net loss for the period	-		-	-		-	-		-		-		-		(173,004)		(173,004)
Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	55,076,884		271,826	-		-	1,250,000		3,225		-		-		-		275,051
Change from cash to equity settlement of Deferred Share Units ("DSUs")	-		-	-		-	-		-		24,948		-		-		24,948
Redemption of DSUs	667,888		5,422	-		-	-		-		(5,422)		-		-		-
Exercise of options	405,299		2,551	-		-	-		-		(1,074)		-		-		1,477
Exercise of warrants	9,576,816		46,885	-		-	1,750,000		8,225		-		-		-		55,110
Conversion of preferred shares	5,690,787		16,574	(17,171,541)		(2,348)	(5,118,403)		(14,226)		-		-		-		-
Share-based compensation	-		-	-		-	-		-		875		-		-		875
Total transactions with owners of the Company	71,417,674		343,258	(17,171,541)		(2,348)	(2,118,403)		(2,776)		19,327		-		-		357,461
Balance, September 30, 2020	100,356,505		494,201	-		-	6,750,000		19,540		41,979		(7,428)		(364,003)		184,289

	Common shares			Series I preferred shares			Series II preferred shares				Contributed surplus		Accumulated other comprehensive loss		Deficit		Total
	#	$		#	$		#	$		$		$		$		$
	(note 5)			(note 5)					(note 5)		(note 5)

Balance, December 31, 2018	14,688,831		129,513	17,171,541		2,348	4,368,403		35,235		21,043		(8,225)		(149,323)		30,591
Net loss for the period	-		-	-		-	-		-		-		-		(22,421)		(22,421)
Transactions with owners of the Company, recognized directly in equity
Changes in accounting policy	-		-	-		-	-		-		-		-		(54)		(54)
Units issued, net of issue costs	6,550,000		2,970	-		-	12,200,000		5,541		-		-		-		8,511
Conversion of preferred shares	6,800,000		16,303	-		-	(6,800,000)		(16,303)		-		-		-		-
Share-based compensation	-		-	-		-	-		-		1,251		-		-		1,251
Total transactions with owners of the Company	13,350,000		19,273	-		-	5,400,000		(10,762)		1,251		-		(54)		9,708
Impact of change in presentation currency	-		-	-		-	-		-		-		801		-		801
Balance, September 30, 2019	28,038,831		148,786	17,171,541		2,348	9,768,403		24,473		22,294		(7,424)		(171,798)		18,679

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in thousands of US dollars
(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2020	September 30, 2019
		$	$

OPERATING ACTIVITIES
Net loss for the period		(173,004)	(22,421)
Adjustments for items not affecting cash
Interest accretion		114	120
Provision for retention agreements		-	(112)
Change in fair value of contingent consideration		-	(95)
Share-based compensation	5	875	1,251
Amortization of warrant discount	4	196	291
Change in fair value of warrant liability	4	132,489	(5,764)
Amortization of intangible assets	7	-	1,320
Impairment of intangible assets		-	2,952
Depreciation of property and equipment	7	594	570
Unrealized foreign exchange loss (gain)		(160)	343

Changes in non-cash working capital balances		(38,896)	(21,545)
Amounts receivable		(705)	363
Prepaid expenses		(2,537)	327
Accounts payable and accrued liabilities		214	286
Other current liabilities		(565)	127
Change from cash to equity settlement of DSUs	5	24,948	-

Cash used in operating activities		(17,541)	(20,442)

INVESTING ACTIVITIES
Net proceeds from (purchases of) marketable securities		(47,005)	3,307
Purchase of property and equipment		-	(228)

Cash provided by (used in) investing activities		(47,005)	3,079

FINANCING ACTIVITIES
Repayment of lease liabilities		(277)	(218)
Repayment of loan payable		-	(65)
Exercise of stock options	5	1,477	-
Exercise of warrants	4, 5	10,873	-
Issuance of warrants, net of issuance costs		-	5,372
Issuance of share capital, net of issuance costs	5	275,051	8,511

Cash provided by financing activities		287,124	13,600

Impact of foreign exchange rate on cash and cash equivalents		98	799

Net increase (decrease) in cash and cash equivalents during the period		222,676	(2,964)

Cash and cash equivalents, beginning of period		14,584	15,318

Cash and cash equivalents, end of period		237,260	12,354

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

1. Corporate information

Trillium Therapeutics Inc. (the "Company" or "Trillium") is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of British Columbia. The Company's head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the Nasdaq Stock Market.

2. Basis of presentation

(a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year-end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The board of directors approved the unaudited interim condensed consolidated financial statements on November 11, 2020. Any subsequent changes to IFRS or their interpretation that are given effect in the Company's annual audited consolidated financial statements for the year ending December 31, 2020, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b) Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, unless otherwise noted.

(c) Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in US dollars, which is the Company's functional currency. On January 1, 2020, the Company's functional currency was changed to US dollars from Canadian dollars. The change was made to reflect that US dollars has become the currency of the primary economic environment in which the Company operates, counting for a significant part of the Company's labor, clinical operations, and financing. The change has been implemented with prospective effect.

In the fourth quarter of 2019, the Company changed its presentation currency to US dollars from Canadian dollars. Comparative financial information for the three and nine months ended September 30, 2019 previously expressed in Canadian dollars is now presented in US dollars.

(d) Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant estimates and assumptions applied by management were outlined in the Company's annual audited consolidated financial statements for the year ended December 31, 2019, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements, with additional significant estimates and assumptions applied to the following:

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

2. Basis of presentation (continued)

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information that may emerge about COVID-19 and additional actions that may be taken to contain it. Such developments could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

3. Significant accounting policies

The Company's significant accounting policies were outlined in the Company's annual audited consolidated financial statements for the year ended December 31, 2019, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.

(a) Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Trillium Therapeutics USA Inc., from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

(b) Revenue recognition

The Company recognizes revenue at the inception of a license or option agreement when there are no future performance obligations. With the application of the sales-based royalties exception, sales-based royalties contingent on sales-based thresholds are recognized when the subsequent sales occur.

4. Warrant liability

Warrants outstanding are exercisable at $0.96 per common or Series II First Preferred share, respectively, and expire on    February 28, 2024. Changes in the number of outstanding warrants during the nine months ended September 30, 2020 were as follows:

	Number of	Number of
	preferred share	common share
	warrants	warrants

Balance, December 31, 2019	7,150,000	11,600,000
Exercised	(1,750,000)	(9,576,816)
Balance, September 30, 2020	5,400,000	2,023,184

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

4. Warrant liability (continued)

The fair values of the warrant liability excluding the warrant discount as at September 30, 2020 and December 31, 2019 were $100.4 million and $13.4 million, respectively. For the three and nine months ended September 30, 2020, charges of $44.6 million and $132.5 million, respectively, were recognized relating to the fair value measurement of the warrants outstanding on September 30, 2020, and relating to the fair value measurement of the warrants that were exercised during the period, with fair values determined on the respective dates of exercise. For the three and nine months ended September 30, 2019, recoveries of $0.5 million and $5.8 million, respectively, were recognized relating to the fair value measurement of the warrant liability.

For the three and nine months ended September 30, 2020, charges of $0.1 million and $0.2 million were recognized for the amortization of the warrant discount, respectively. Comparatively, for the three and nine months ended September 30, 2019, the amounts recognized for the amortization of the warrant discount were $0.1 million and $0.3 million, respectively.

The fair value of the warrant liability was determined using the Black-Scholes model with the following assumptions for warrants as at the reporting dates:

	September 30, 2020	December 31, 2019
Expected warrant life	3.4 years	4.2 years
Risk-free interest rate	0.2%	1.5%
Dividend yield	0%	0%
Expected volatility	115.8%	96.8%
Common share price	$14.21	$1.02

The risk-free interest rate used to calculate the fair values of warrants in the current period is based on the implied yield on US Government bonds with a remaining term equal to the expected term of the warrants. The risk-free interest rate used in the comparative period of December 31, 2019 was based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the warrants. The expected volatility is based on the historical volatility for the Company.

5. Share capital

(a) Share capital issued - nine months ended September 30, 2020

In January 2020, the Company completed an underwritten public offering of 41,279,090 common shares and 1,250,000 Series II Non-Voting Convertible First Preferred Shares, each issued at $2.75 per share. The number of shares sold include 5,547,272 common shares pursuant to the full exercise by the underwriters of their option to purchase additional common shares. The gross proceeds from this offering were $117.0 million, before deducting offering expenses of $7.2 million.

In September 2020, the Company issued 2,297,794 common shares at a price of $10.88 per share to Pfizer Inc. in a registered direct offering. The gross proceeds from this offering were $25.0 million, before deducting offering expenses of $0.1 million.

In September 2020, the Company also completed an underwritten public offering of 11,500,000 common shares, issued at $13.00 per share. The number of shares sold include 1,500,000 common shares pursuant to the full exercise by the underwriters of their option to purchase additional common shares. The gross proceeds from this offering were $149.5 million, before deducting offering expenses of $9.1 million.

During the nine months ended September 30, 2020, 9,576,816 common shares were issued on the exercise of 9,576,816 common share purchase warrants for proceeds of $9.2 million, and 1,750,000 Series II First Preferred Shares were issued on the exercise of 1,750,000 Series II First Preferred Share purchase warrants for proceeds of $1.7 million. On exercise of the common share purchase warrants and Series II First Preferred Share purchase warrants, $37.7 million and $6.5 million respectively were transferred from liabilities to equity during the nine months ended September 30, 2020.

During the nine months ended September 30, 2020, 17,171,541 Series I First Preferred Shares were converted into 572,384 common shares, and 5,118,403 Series II First Preferred Shares were converted into 5,118,403 common shares.

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

5. Share capital (continued)

(b) Weighted average number of common shares

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2020 were 87,832,810 and 79,063,476, respectively (2019 - 28,038,831 and 24,214,106, respectively). The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and has therefore been excluded from the calculation of diluted loss per share.

(c) Share-based compensation

2020 Omnibus Plan

The 2020 Omnibus Equity Incentive Plan ("Omnibus Plan") was approved by the shareholders at the annual general and special meeting of shareholders held on June 30, 2020. Under the Omnibus Plan, the Company may grant non-statutory and incentive stock options, share appreciation rights, restricted share units, restricted share awards, unrestricted share awards, deferred share units, and dividend equivalent rights. The maximum number of common shares issuable under the Omnibus Plan is 13,400,000 common shares. The Omnibus Plan replaces the 2018 Stock Option Plan, the 2016 Cash-Settled DSU Plan and the 2019 Inducement Plan (the "Predecessor Plans") as of July 1, 2020. As of September 30, 2020 there were 173,500 stock options outstanding under the Omnibus Plan, and the Company was entitled to issue an additional 10,153,205 common shares under the Omnibus Plan.

From July 1, 2020 to September 30, 2020, the Company issued 173,500 stock options with a weighted average exercise price of $12.49 per share. The total fair value of stock options issued from July 1, 2020 to September 30, 2020, was $1.8 million and the weighted average grant date fair value was $10.17 per share.

2019 Inducement Stock Option Plan

Stock options of the Corporation that were granted and are outstanding under the 2019 Inducement Stock Option Plan ("2019 Inducement Plan") will remain subject to the terms and conditions of the 2019 Inducement Plan; however, no new stock options of the Corporation will be granted under the 2019 Inducement Plan. As of September 30, 2020 there were 1,800,000 stock options outstanding under the 2019 Inducement Plan.

2018 Stock Option Plan

Stock options that were granted and are outstanding under the 2018 Stock Option Plan ("2018 Plan") will remain subject to the terms and conditions of the 2018 Plan; however, no new stock options of the Corporation will be granted under the 2018 Plan after June 30, 2020. As of September 30, 2020, there were 3,077,689 stock options outstanding under the 2018 Plan.

For the six months ended June 30, 2020, the Company issued 7,000 stock options with a weighted average exercise price of $4.87 per share. The total fair value of stock options issued for the six months ended June 30, 2020 was $28 thousand and the weighted average grant date fair value was $3.95 per share.

For the nine months ended September 30, 2020, 405,299 stock options with a weighted average exercise price of $3.74 per share were exercised and 30,583 stock options with a weighted average exercise price of $14.52 per share were cancelled or expired.

2016 Cash-Settled DSU Plan

DSUs granted under the 2016 Cash-Settled DSU Plan will be governed by the terms and conditions of the Omnibus Plan. No new DSUs will be granted under the 2016 Cash-Settled DSU Plan.

The Omnibus Plan provides for equity or cash settlement of DSUs issued for director compensation, at the option of the Company. It is the Company's intention to settle all DSUs by equity. Subsequent to the ratification of the Omnibus Plan on June 30, 2020, which now provides for equity settlement of DSUs issued for director compensation, the Company's DSUs are classified as equity in accordance with IFRS 2 Share-Based Payment, instead of as a liability. Accordingly, on June 30, 2020, $24.9 million was transferred from a liability to equity.

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

5. Share capital (continued)

For the three and nine months ended September 30, 2020, the DSU expense, comprised of directors' fees paid and the revaluation of the DSU liability up to June 30, 2020 prior to the transfer to equity, were $0.1 million and $22.5 million, respectively            (2019 - an expense of $0.2 million and $0.2 million, respectively).

The number of DSUs outstanding as at September 30, 2020 and December 31, 2019 were 2,405,407 and 3,045,821, respectively. For the nine months ended September 30, 2020 and 2019, there were 27,474 and 807,261 DSUs issued, respectively. For the nine months ended September 30, 2020, 667,888 DSUs were redeemed (2019 - $nil).

6.  Revenue

In June 2020, the Company entered into a right-to-use license agreement for one of its small molecule compounds, with initial license fees of $0.1 million. Sales-based royalties, anniversary payments, and milestone payments will be recognized when earned in future periods.

For the three and nine months ended September 30, 2020, the Company recognized licensing revenues consisting of initial license fees and license extension fees of $nil and $0.1 million, respectively (2019 - $0.1 million and $0.1 million, respectively).

7. Research and development

Components of research and development expenses for the three months ended September 30 were as follows:

	2020	2019
	$	$

Research and development programs, excluding the below items	3,423	3,634
Salaries, fees and short-term benefits	1,239	1,726
Share-based compensation	235	303
Amortization of intangible assets	-	443
Depreciation of property and equipment	197	200
Tax credits	(48)	(11)
	5,046	6,295

Components of research and development expenses for the nine months ended September 30 were as follows:

	2020	2019
	$	$

Research and development programs, excluding the below items	10,874	12,765
Salaries, fees and short-term benefits	3,395	6,233
Share-based compensation	498	1,095
Amortization of intangible assets	-	1,320
Change in fair value of contingent consideration	-	(95)
Depreciation of property and equipment	594	570
Tax credits	(175)	(109)
	15,186	21,779

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

8.  General and administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2020	2019
	$	$

General and administrative expenses, excluding the below items	411	462
Salaries, fees and short-term benefits	701	507
Change in fair value of deferred share units	-	8
Share-based compensation	149	67
	1,261	1,044

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2020	2019
	$	$

General and administrative expenses, excluding the below items	1,690	1,239
Salaries, fees and short-term benefits	2,314	1,682
Change in fair value of deferred share units	22,125	(592)
Share-based compensation	377	156
	26,506	2,485

9. Commitments and contingencies

The Company enters into vendor agreements for the provision of goods and services, which includes manufacturing services with contract manufacturing organizations and development services with contract research organizations. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement and therefore are cancelable contracts.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

10. Financial instruments

      Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1  Quoted prices in active markets for identical instruments that are observable.

Level 2  Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3  Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. Marketable securities has been classified as Level 2. The warrant liability has been classified as Level 3.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include guaranteed investment certificates held by the Company, are valued at amortized cost.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company's risk management policies.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company's ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high-grade short-term instruments. As at
September 30, 2020, the Company did not have significant cash equivalents.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business.

TRILLIUM THERAPEUTICS INC.

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2020 and 2019

Amounts in thousands of US dollars, except per share amounts and where noted

(Unaudited)

10. Financial instruments (continued)

(c) Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company's business transactions denominated in currencies other than US dollars, which are primarily expenses in Canadian dollars. As at September 30, 2020 and December 31, 2019, the Company held Canadian dollar cash and cash equivalents and marketable securities in the amount of $6.1 million CAD and $2.3 million CAD, and had Canadian dollar denominated accounts payable and accrued liabilities in the amount of $2.7 million CAD and $2.5 million CAD, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at September 30, 2020 and December 31, 2019 of $26 thousand and $2 thousand, respectively.

Canadian dollar expenses for the nine months ended September 30, 2020 and 2019 were approximately $8.4 million CAD and $14.0 million CAD, respectively. Varying the Canadian exchange rate for the nine months ended September 30, 2020 and 2019 to reflect a 1% strengthening of the US dollar would have decreased the net loss by approximately $0.1 million and $0.1 million, respectively, assuming that all other variables remained constant.